SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia de Bebidas das Américas – AmBev
Publicly-Traded Company
Taxpayers’ Registry # 02.808.708/0001-07

MATERIAL INFORMATION PRESS RELEASE

Due to the information published in the press and in complement to the notice forwarded on the present date to the stock exchanges and to the Comissão de Valores Mobiliários, Companhia de Bebidas das Américas – AmBev hereby informs its shareholders and the market in general that it is negotiating a possible world-wide transaction with Interbrew S.A..

AmBev is the fifth biggest brewery in the world, having a leading position in the Brazilian market, with approximately 64% of the beer market and 17% of the carbonated soft drink market, increasing its participation in the Latin-American market with operations in countries such as Venezuela, Argentina, Uruguay, Bolivia, Chile, Peru and Guatemala, expanding its presence this year throughout Central America.

Interbrew S.A. is one of the oldest breweries in the world, presently being the third largest in global production volume, with a portfolio of over 200 trademarks and operations in more than 21 countries in the Americas, Europe and in the Far East, having minority participations in several other operations around the world.

The parties are negotiating a series of operations through which Interbrew S.A. would come to hold, directly or indirectly, a participation in AmBev’s capital and a possible exchange of shares involving AmBev, Interbrew S.A. and/or its subsidiaries.

Under the current discussions, it is intended that AmBev be maintained as a publicly traded company, having its shares traded in Brazil and abroad.

The parties are in discussions, but the discussions have not yet been concluded. AmBev’s administration will analyze any agreement with a view to ensure the adoption of equitable conditions in the transaction under the same spirit of attending the interests of AmBev’s minority shareholders that has always directed AmBev’s acts.

The company stresses, however, that no agreement has been reached yet and there can be no assurance that an agreement will be reached, nor can the company anticipate with details the final conditions of the operation or the effective structure of the alliance under discussion.

For additional information, please contact the Investor Relations Department:

Pedro Aidar	Fernando Vichi
(5511) 2122-1415	(5511) 2122-1414
acpaidar@ambev.com.br	acfgv@ambev.com.br

WWW.AMBEV-IR.COM

Our investor web site has additional Company financial and operating information, as well as transcripts of conference calls. Investors may also register to automatically receive press releases by email and be notified of Company presentations and events.

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 02, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.